Exhibit 99.5

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management’s Discussion & Analysis of Silvercorp Metals Inc. (the “Company”) for the period ended September 30, 2025 of references to the undersigned as a qualified person and the undersigned’s name with respect to the disclosure of technical and scientific information contained therein.

The undersigned further consents to the inclusion or incorporation by reference of all references to the undersigned in the Company’s Registration Statements on Form F-10 (No. 333-290050). This consent extends to any amendments to the Form F-10, including post-effective amendments.

\s\ “Guoliang Ma”

Guoliang Ma, P.Geo.

November 6, 2025